SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G
                               (Amendment No. 10)



                    Under the Securities Exchange Act of 1934


                               A.T. CROSS COMPANY
                               ------------------
                                (Name of Issuer)



                      Class A Common Stock, $1.00 Par Value
                      -------------------------------------
                         (Title of Class of Securities)



                                    227478104
                                    ---------
                                 (CUSIP Number)


                               December 31, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

                     [ ]      Rule 13d-1(b)
                     [ ]      Rule 13d-1(c)
                     [X]      Rule 13d-1(d)



                 (A fee is not being paid with this statement.)

 1)  Name of Reporting Person.          Bradford R. Boss



 2)  Check the Appropriate box if a Member of a Group (See Instructions).

    (a)      [ ]
    (b)      [ ]


 3)  SEC Use Only......................................



 4)  Citizenship or Place of Organization.       United States



Number of    (5)  Sole Voting Power:  270,517 (includes shares acquirable within
Shares Bene-      60 days through exercise of stock options)
ficially     (6)  Shared Voting Power:  1,557,000 (3,361,800 if Class B common
Owned By          stock beneficially owned is converted to Class A common stock)
Each Report- (7)  Sole Dispositive Power:  270,517 (see comment under (5) above)
ing Person   (8)  Shared Dispositive Power:  1,557,000 (3,361,800 if Class B
With              common stock beneficially owned is converted to Class A
                  common stock)



 9)  Aggregate Amount Beneficially Owned by Each Reporting Person.   3,638,084
     (assumes conversion of all outstanding Class B common stock to Class A common stock and exercise of all options exercisable within 60 days).



10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions).                      Not applicable.



11) Percent of Class Represented by Amount in Row 9. 21.2% (assumes conversion of all outstanding Class B common stock to Class A common stock and exercise of all options exercisable within 60 days held by Reporting Person).

12)  Type of Reporting Person (See Instructions).  IN

Item 1(a).  Name of Issuer.
            ---------------
            A.T. Cross Company

Item 1(b).  Address of Issuer's Principal Executive Offices.
            ------------------------------------------------
            One Albion Road, Lincoln, Rhode Island 02865.

Item 2(a).  Name of Person Filing.
            ----------------------
            Bradford R. Boss.

Item 2(b).  Address of Principal Business Office.
            -------------------------------------
            One Albion Road, Lincoln, Rhode Island 02865.

Item 2(c).  Citizenship.
            ------------
            United States.

Item 2(d).  Title of Class of Securities.
            -----------------------------
            Class A Common Stock, $1.00 Par Value.

Item 2(e).  CUSIP Number.
            -------------
            227478104

Item 3.
            Not applicable.

Item 4.  Ownership.
         ----------
         (a)  Amount Beneficially Owned.
              --------------------------
              148,070 shares held directly

              121,596 shares acquirable pursuant to options exercisable within
                      60 days

              2,041 shares held by spouse

              3,726 shares held by children

              1,557,000 shares held indirectly as co-trustee of trusts

              851 shares held for his account by A.T. Cross Company Profit
                  Sharing Trust

              1,804,800 shares which may be acquired by conversion of
                        Class B Common Stock held as trustee

         (b) Percent of Class.
             ------------------
             The shares of Common Stock beneficially owned by Mr. Boss represent 21.2% (assumes conversion of all outstanding shares of Class B common stock to an equal number of shares of Class A common stock and exercise of all options exercisable within 60 days).

         (c)  Number of shares of Common Stock as to which Mr. Boss has:

             (i) sole power to vote or to direct the vote: 270,517 (including shares subject to stock options exercisable within 60 days)


             (ii) shared power to vote or to direct the vote:  1,557,000
                  (3,361,800 if all Class B shares are converted to Class A shares)


             (iii)sole power to dispose or to direct the disposition of:
                  270,517 (including shares subject to stock options exercisable within 60 days)


             (iv) shared power to dispose or to direct the disposition of:
                  1,557,000 (3,361,800 if all Class B shares are converted to Class A shares)

Item 5.  Ownership of Five Percent or Less of a Class.
         ---------------------------------------------
         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
         ----------------------------------------------------------------
         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
         ----------------------------------------------------------------------
         Not applicable.

Item 8.  Identification and Classification of Members of the Group.
         ----------------------------------------------------------
         Not applicable.

Item 9.  Notice of Dissolution of Group.
         -------------------------------
         Not applicable.

Item 10. Certification.
         --------------
         Not applicable.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 12, 2001                  /s/ Bradford R. Boss
                                            -----------------------------
                                                Bradford R. Boss